Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Net income	$81,921	$56,859	$40,052	$31,612	$10,716
Add: Fixed charges	21,484	15,184	14,639	12,016	10,792
Add: Amortization of capitalized interest	1,936	1,545	1,128	679	369
Less: Capitalized interest	(4,121)	(3,698)	(4,633)	(4,362)	(1,837)
Total earnings	$101,220	$69,890	$51,186	$39,945	$20,040
Fixed charges:
Interest expense (including amortization of deferred financing costs)	$12,612	$7,104	$5,311	$2,689	$5,236
Capitalized interest	4,121	3,698	4,633	4,362	1,837
Interest within rental expense	4,751	4,382	4,695	4,965	3,719
Total fixed charges	$21,484	$15,184	$14,639	$12,016	$10,792
Ratio of earnings to combined fixed charges	4.71	4.60	3.50	3.32	1.86